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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GENERAL MARITIME CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2692M 10 3

(CUSIP Number)

Kate Blankenship
Frontline Ltd.
Par-La-Ville Place, 4th Floor
14 Par-La-Ville Road
Hamilton HM 08
Bermuda
(441) 295-6935

With a copy to:

Charles K. Ruck, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
(714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 2 of 15 Pages

1.	Name of Reporting Person: Frontline Ltd.		I.R.S. Identification Nos. of above persons (entities only): I.R.S. Employer Identification No.: Not Applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,983,700

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,983,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,983,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 3 of 15 Pages

1.	Name of Reporting Person: Bandama Investment Ltd.		I.R.S. Identification Nos. of above persons (entities only): I.R.S. Employer Identification No.: Not Applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Liberia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 1,883,700

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 1,883,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 4 of 15 Pages

1.	Name of Reporting Person: Hemen Holding Limited		I.R.S. Identification Nos. of above persons (entities only): I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,983,700

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,983,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,983,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. Y2692M 10 3			Page 5 of 15 Pages

1.	Name of Reporting Person: John Fredriksen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 2,983,700

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,983,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,983,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 6 of 15 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 35 West 56th Street, New York, New York 10019.

Item 2. Identity and Background.

(a)-(c), (f)	This Statement is filed on behalf of:

	(i)	Frontline Ltd., a Bermuda corporation (“Frontline”);

	(ii)	Bandama Investment Ltd., a Liberian corporation (“Bandama”), and a wholly-owned subsidiary of Frontline;

	(iii)	Hemen Holding Limited, a Cyprus holding company (“Hemen”), the principal shareholder of Frontline; and

	(iv)	John Fredriksen, an individual (“Fredriksen”), the ultimate beneficiary of Hemen, and the Chairman, Chief Executive Officer, President and a Director of Frontline.

Frontline, Bandama, Hemen and Fredriksen are collectively referred to as the “Reporting Persons,” and individually, as a “Reporting Person.”

(i)	The address of Frontline’s principal place of business is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world’s largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Frontline is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Frontline. If no business address is given, the director’s or executive officer’s address is Par-La-Ville Place, 4th Floor, 14 Par- La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman, Chief Executive Officer, President, Director	Mr. Fredriksen is a citizen of Norway.

Tor Olav Trøim	Vice President, Director	Mr. Trøim is a citizen of Norway.

Kate Blankenship	Chief Accounting Officer, Secretary, Director	Ms. Blankenship is a citizen of the United Kingdom.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 7 of 15 Pages

Tom Erik Jebsen	Chief Financial Officer of Frontline Management AS	Mr. Jebsen is a citizen of Norway. Frontline Management AS is a wholly-owned subsidiary of Frontline, and its principal business is the commercial management of Frontline’s shipowning subsidiaries, including chartering and insurance. Frontline Management AS’s principal addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O. Box 1327 Vika, N-0112 Oslo, Norway.

Oscar Spieler	Chief Executive Officer of Frontline Management AS	Mr. Spieler is a citizen of Norway. Frontline Management AS is a wholly-owned subsidiary of Frontline, and its principal business is the commercial management of Frontline’s shipowning subsidiaries, including chartering and insurance. Frontline Management AS’s principal addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O. Box 1327 Vika, N-0112 Oslo, Norway.

(ii)	The address of Bandama’s principal place of business is Par-la-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The address of Bandama’s registered office is 80 Broad Street, Monrovia, Republic of Liberia. The principal business of Bandama is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Bandama is set forth below.

Tom Erik Jebsen	President and Director	Mr. Jebsen is a citizen of Norway. Mr. Jebsen also serves as Frontline Management AS’s Chief Financial Officer.

Nicholas Sherriff	Treasurer and Director	Mr. Sherriff is a citizen of the United Kingdom. Mr. Sherriff’s principal occupation is an attorney, and he is principally employed by Maritime Recovery Ltd., a legal consulting services firm. Maritime Recovery Ltd.’s principal business address is P.O. Box 293, London SWII 6DJ, United Kingdom.

Kate Blankenship	Secretary and Director	Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as Frontline’s Chief Accounting Officer, Secretary and Director.

(iii)	The address of Hemen’s principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is investing in shipping organisations. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 8 of 15 Pages

Eva Agathangelou	Director	Ms. Agathangelou is a citizen of Cyprus. Ms. Agathangelou also serves as Manager of Hive Management Services Ltd. (“Hive”). Hive is a management services provider, and its address is 229 Makarios Avenue, Meliza Court, 7th Floor, Limassol, Cyprus.

Stelios Savvidis	Director	Mr. Savvidis is a citizen of Cyprus. Mr. Savvidis’s present principal occupation is as a self-employed tax manager and consultant. Mr. Savvidis’s present business address is 229 Makarios Avenue, Meliza Court, 4th Floor, Limassol, Cyprus.

(iv)	Fredriksen is a citizen of Norway, and his present principal occupation is serving as Chairman, Chief Executive Officer, President and a Director of Frontline. Fredriksen’s and Frontline’s principal business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world’s largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers.

(d)	None of Frontline, Bandama, Hemen, Fredriksen, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(d).

(e)	None of Frontline, Bandama, Hemen, Fredriksen, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(e).

Item 3. Source and Amount of Funds or Other Consideration.

     Between December 28, 2004 and January 6, 2005, Bandama purchased 683,700 shares of Common Stock from an authorized foreign broker for a total consideration of approximately $26,264,287 (excluding commissions) in cash paid from Frontline’s working capital funds. These purchases caused Bandama to directly own approximately 4.9% of the outstanding shares of Issuer’s Common Stock. In addition, on February 11, 2005, Frontline purchased 1,100,000 shares of Common Stock from an authorized foreign broker for a total consideration of approximately $47,644,300 in cash, paid from Frontline’s working capital funds. This purchase, together with Bandama’s purchases of Common Stock, caused Frontline to beneficially own 7.9% of the outstanding shares of Issuer’s Common Stock. From time to time, Frontline may finance its acquisition of Issuer’s Common Stock through ordinary debt facilities or forward contracts or arrangements.

     Hemen and Fredriksen do not directly own any shares of Issuer’s Common Stock.

Item 4. Purpose of Transaction.

     In the ordinary course of its business, Frontline is engaged in the evaluation of potential candidates for acquisitions and strategic transactions. As part of this evaluation strategy, Frontline has been aware of the Issuer as a candidate for a potential merger or marketing joint venture by which the companies pool certain types of vessels and Frontline has evaluated certain of the Issuer’s assets for potential acquisition or joint venture partnering over several years. Frontline has raised the possibility of a business combination or joint venture with officers of the Issuer on several occasions and, in June of 2004, an investment bank prepared a relative valuation of Frontline and the Issuer and presented the

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 9 of 15 Pages

evaluation to officers of both companies. However, the evaluation did not lead to further discussions between the parties.

     On December 3, 2004, officers of Frontline informed the Issuer that Frontline had acquired in excess of five percent of the outstanding shares of the Issuer and expressed an interest in discussing a possible business combination or joint venture between the two companies. The Issuer refused to engage in discussions or schedule a meeting with Frontline and on December 8, 2004, the Issuer issued a press release that stated:

“Officers of Frontline Ltd. recently contacted the Company and indicated that they have acquired an unspecified amount of General Maritime’s common stock which would result in a filing by them on schedule 13D. They also expressed an interest in a business combination with the Company; however no offer or proposal has been made. General Maritime is not actively looking to sell the Company or enter into a business combination, but has always been and remains committed to exploring all opportunities that create value for our shareholders.”

     Since December 8, 2004, no other communications have occurred between Frontline and the Issuer, and Frontline has not made any specific offers or proposals to the Issuer regarding a possible business combination or marketing joint venture. However, Frontline may resume discussions with the Issuer at any time regarding a possible business combination or marketing joint venture.

     On December 13, 2004, Frontline filed a Schedule 13D with the Securities and Exchange Commission, reporting its acquisition on December 3, 2004 of shares of Issuer’s Common Stock, bringing its beneficial ownership to more than five percent of the Issuer’s outstanding shares. Between December 6, 2004 and December 14, 2004, Bandama, Frontline’s wholly-owned subsidiary, sold an aggregate of 1,251,300 shares of Common Stock. These sales caused Frontline’s beneficial ownership of the Issuer’s Common Stock to drop to 4.3% as of December 10, 2004, and to 3.2% as of December 14, 2004.

     The purpose of the Reporting Persons in acquiring the securities of the Issuer indicated in Item 5 below was to obtain an equity position in the Issuer for investment purposes. The Reporting Persons may seek to acquire control of the Issuer although they have not formulated any specific plan in this regard and, as indicated below, there can be no assurance that any such plan will be developed or as to the terms or the timing of any such plan. Any such plan that may be formulated could involve proposing a business combination transaction with the Issuer or making a tender offer for some or all of the Issuer’s shares of Common Stock. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs and potential business combinations. Depending on such evaluations and applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock, or dispose of any and all shares of Common Stock held by them. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of the Issuer’s assets or change in the Issuer’s capitalization.

     Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 10 of 15 Pages

through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

     (a)     Each of Frontline, Hemen and Fredriksen may be deemed to beneficially own 2,983,700 shares of Common Stock, representing approximately 7.9% of the outstanding shares of Common Stock of the Issuer (based upon 37,692,745 shares of Common Stock outstanding as of November 4, 2004 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2004). Bandama beneficially owns 1,883,700 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock of the Issuer (based upon 37,692,745 shares of Common Stock outstanding as of November 4, 2004 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2004). To the best of Frontline’s, Bandama’s, Hemen’s and Fredriksen’s knowledge, none of the other persons named in response to Item 2 own any securities of the Issuer.

     (b)     Frontline, as the corporate parent of Bandama, shares the power to vote, to direct the vote, to dispose and to direct the disposition of the 1,883,700 shares of Common Stock acquired by Bandama. In addition, Hemen, as the principal shareholder of Frontline, and Fredriksen, as the ultimate beneficiary of Hemen, share the power to vote, to direct the vote, to dispose and to direct the disposition of the 1,883,700 shares of Common Stock acquired by Bandama and the 1,100,000 shares of Common Stock acquired by Frontline. None of the other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     (c)     Schedule A annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons during the past sixty days. All of these transactions represent shares of Issuer’s Common Stock purchased from an authorized foreign broker. None of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock during the past sixty days.

     (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer’s Common Stock beneficially owned by Frontline, Bandama, Hemen and Fredriksen.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None of Frontline, Bandama, Hemen or Fredriksen, nor to the best of their knowledge, any of the persons named in response to Item 2, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 11 of 15 Pages

Item 7. Material to be Filed as Exhibits.

     The following is filed herewith as an Exhibit to this Statement:

Exhibit 1.1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 12 of 15 Pages

SIGNATURES

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2005

FRONTLINE, LTD.
By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director, Chief Accounting Officer and Secretary

BANDAMA INVESTMENT LTD.
By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director and Secretary

HEMEN HOLDING LIMITED
By:	/s/ Eva Agathangelou
	Name:	Eva Agathangelou
	Title:	Director

JOHN FREDRIKSEN
By:	/s/ John Fredriksen
	Name:	John Fredriksen

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 13 of 15 Pages

SCHEDULE A

     During the past sixty days, the Reporting Persons identified below made the following purchases of the Issuer’s Common Stock on the dates, in the amounts and for the price per share shown below.

	Date of the	Amount of Common	Price Paid Per
Reporting Person	Purchase	Stock Purchased	Share
Bandama	12/28/04	101,000	$40.02
Bandama	12/29/04	134,400	$39.47
Bandama	12/30/04	74,300	$39.38
Bandama	12/31/04	75,000	$39.98
Bandama	1/3/05	100,000	$37.36
Bandama	1/4/05	100,000	$36.15
Bandama	1/5/05	50,000	$36.10
Bandama	1/6/05	49,000	$37.51
Frontline	2/11/05	1,100,000	$43.31

     During the past sixty days, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons named in response to Item 2, sold any shares of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 14 of 15 Pages

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.